Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-140874

June 11, 2010

Frequently Asked Questions About

iShares® COMEX® Gold Trust Share Split

General information behind the iShares COMEX Gold Trust share split

Investors have shown continuing interest in accessing gold. The iShares COMEX Gold Trust (the “Trust”) share split is intended to lower the share price of a single share of the Trust. A lower share price may allow certain investors easier access to the Trust for a smaller initial investment.

Shares of the iShares COMEX Gold Trust (the “Trust”) will be split 10 for 1 for shareholders of record as of the close of business June 21, 2010, payable after the close of trading on June 23, 2010.

Name	iShares COMEX Gold Trust
Ticker	IAU
Exchange	NYSE Arca
Split factor	10 for 1
Record date	6/21/10
Payable date	6/23/10
Ex date	6/24/10

How does the share split affect my investment(s)?

The share split will not change the economic value (the number of shares multiplied by the price per share) of the shares of the Trust. You will own more shares, but each share will be worth less. The total value of your investment in the Trust will not change as a result of the split.

Example: 10-for-1 Split

	# of Shares Owned	Hypothetical Market Price/Share	Total Value
Pre-split	100	$120	$12,000
Post split	1,000	$12	$12,000

How will the share split affect historical performance?

Generally, the share split will not have an effect on historical performance; all historical data will be adjusted to account for the split. Rounding adjustments may lead to small differences in return calculations, however there should be no effect on actual performance.

How does the share split affect my cost basis?

There is no change to your aggregate cost basis.

How will this affect my limit and/or GTC orders?

Generally limit and GTC orders are canceled and need to be re-entered and replaced with a new (post split) price. Please consult your broker.

Will there be a new ticker or CUSIP number associated with the split?

No. Ticker and CUSIP information will not change as a result of the split.

Timing / transaction details

What will happen if I have settled shares in my account at the close of business on the June 21 record date?

The transfer agent for the iShares COMEX Gold Trust should deliver post-split shares to the Depository Trust Company (DTC) on the payable date, June 23. DTC is expected to allocate them to DTC participants on June 28. You should see the change in your account holdings sometime after June 28th, depending upon your brokerage firm’s procedures.

What will happen if I buy Trust shares that have not settled before the June 21 record date?

Transactions that occur beginning on June 17 through June 23 should not be settled on the record date. In this case, your broker should receive a ‘due bill’ indicating that the shares you purchased are ‘due’ additional shares, as determined by the split ratio. It is anticipated that the ‘due bill’ will be exchanged for the shares on the June 28 due bill redemption date, and you will see the change in your account holdings sometime after June 28, depending upon your brokerage’s procedures.

Why don’t I see additional post-split shares reflected in my account either on payable date or due bill redemption date?

Paying additional shares is a three-step process. In the first step, the transfer agent, on behalf of the issuer, delivers the additional shares to DTC on the payable date or due bill redemption date. Second, DTC then credits DTC participant accounts on the due-bill redemption date. Third, brokerage firms credit your account, which depending on their procedures, may take several days.

What will happen if I sell my shares any time before the ex-date, June 24?

You relinquish your right to the additional shares, as you have traded before the impact of the split was put into effect, transacting at a pre-split price and share quantity.

What will happen if I sell my shares on or between the June 21 record date and the June 23 payable date?

You relinquish your right to the additional shares, as you have traded before the impact of the split was put into effect, transacting at a pre-split price and share quantity.

What if I buy/sell shares on the June 24 ex-date during market hours?

We expect that Trust shares will begin trading on a split-adjusted basis on June 24.

iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares COMEX Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares COMEX Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc. and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (BAMII) is the sponsor of the Trust. BlackRock Fund Distribution Company (BFDC), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

“Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc. and the iShares COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. iS-2840-0610